Exhibit 21.1

Significant Subsidiaries of the Registrant

Name	Percent Ownership	State of Organization
Black Rock Capital, Inc.	100	Arkansas
Hunter Drilling, LLC	100	Texas
RMR Gulf Coast Holdings, LLC	100	Texas
RMR Marketing, LLC	100	Texas
RMR Operating, LLC	100	Texas
RMR Petroleum Services, Inc.	100	Texas